Delisting Determination,The Nasdaq Stock Market, LLC,
December 16, 2011, Dearborn Bancorp, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Dearborn Bancorp, Inc.
(the Company), effective at the opening of the trading session on December 27, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staffs determination on November 18, 2011. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on November 29, 2011.